Filed Pursuant to Rule 424(b)(3)
Registration No. 333-237327

CANTOR FITZGERALD INCOME TRUST, INC.

SUPPLEMENT NO. 2 DATED SEPTEMBER 15, 2020

TO THE PROSPECTUS DATED AUGUST 10, 2020

This Supplement No. 2 supplements, and should be read in conjunction with, our prospectus dated August 10, 2020 and Supplement No. 1, dated August 17, 2020. Defined terms used in this Supplement No. 2 shall have the meaning given to them in the prospectus unless the context otherwise requires. The purposes of this Supplement are as follows:

•	to update the transaction price for Class S, Class I, Class T and Class D shares of our common stock as of October 1, 2020; and

•	to disclose the calculation of our August 31, 2020 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes.

October 1, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2020, 2020 (and repurchases as of September 30, 2020) is as follows:

Transaction Price (per share)
Class S	$23.76
Class I	$23.76
Class T	$23.76
Class D	$23.76

•

As we did not have any Class S, Class I, Class T or Class D shares outstanding as of August 31, 2020, the October 1 transaction price for each of our Class S, Class I, Class T and Class D shares is equal to our NAV per share for Class AX and Class IX shares as of August 31, 2020.  A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

August 31, 2020 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.cfincometrust.com and is made available on our toll-free, automated telephone line at 855-9-CANTOR. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the prospectus for how our NAV is determined. We have engaged Robert A. Stanger & Co., Inc. (“Stanger”) to serve as our independent valuation firm. Our advisor is ultimately responsible for determining our NAV.

As of August 31, 2020, we owned the following investments:

•	A retail property located in Grand Rapids, Michigan (the “GR Property”).

•	An office property located in Fort Mill, South Carolina (the “FM Property”).

•	An office property located in Columbus, Ohio (the “CO Property”).

•	A flex industrial property located in Lewisville, TX (the “Lewisville Property”).

•	A Delaware Statutory Trust, CF Net Lease Portfolio IV DST (the “DST”), which owns seven properties (individually, a “DST Property”, and collectively, the “DST Properties”).

•

CF Albertsons Lancaster, LLC (the “Pennsylvania SPE”), which made a preferred equity investment (the “Lancaster PE”) through a joint venture agreement pursuant to which an interest in a cold storage and warehouse distribution facility located in Denver, Pennsylvania is held.

•

CF Albertsons Chicago, LLC (the “Illinois SPE”), which owns a fixed rate, subordinate mezzanine loan (the “Chicago Jr Mezz”) backed by an interest in a cold storage and warehouse distribution facility located in Melrose Park, Illinois.

•	A majority interest in an office property located in San Francisco, California (the “SF Property”) through a joint venture with an unrelated third party (the “Battery Street SF JV”).

•	An industrial property located in Phoenix, Arizona (the “Buchanan Property”).

The following table provides a breakdown of the major components of our NAV:

Components of NAV	August 31, 2020	July 31, 2020
Investment in real estate	$178,720,000	$178,120,000
Investments in real estate-related assets	23,682,662	23,672,240
Cash and cash equivalents(1)	36,933,678	36,316,466
Other assets	1,010,766	1,436,164
Debt obligations	(87,386,335)	(87,569,313)
Due to related parties(2)	(589,745)	(435,994)
Accounts payable and other liabilities	(2,476,282)	(2,047,462)
Distribution fee payable the following month(3)	(29,337)	(25,159)
Non-controlling interests in subsidiaries	(3,174,161)	(3,154,921)
Sponsor Support repayment / special unit holder interest in liquidation	—	—
Net Asset Value	$146,691,246	$146,308,021
Number of outstanding shares	6,174,881	6,185,390

Note:	(1) Net of a reserve of $150,000 for anticipated near-term capital needs at our SF Property that was not deducted in its appraised value.
(2) Excluding $538,490 due to our advisor for reimbursement of organization and offering costs ($605,764 less the current liability due of $67,274).
(3) Distribution fee only relates to Class TX shares of common stock.

August 31, 2020 NAV Per Share	Class AX Shares	Class TX Shares	Class IX Shares	Total
Total Gross Assets at Fair Value	$135,612,171	$57,607,277	$47,135,658	$240,347,106
Distribution fees due and payable	—	(29,337)	—	(29,337)
Debt obligations	(49,306,401)	(20,942,896)	(17,137,038)	(87,386,335)
Due to related parties	(332,754)	(141,338)	(115,653)	(589,745)
Accounts payable and other liabilities	(1,397,205)	(593,462)	(438,615)	(2,476,282)
Non-controlling interests in subsidiaries	(1,790,972)	(760,715)	(622,474)	(3,174,161)
Quarterly NAV	$82,784,839	$35,133,529	$28,772,878	$146,691,246
Number of outstanding shares	3,484,082	1,479,864	1,210,935	6,174,881
NAV per share	$23.76	$23.74	$23.76

 The following table reconciles stockholders’ equity per our unaudited consolidated balance sheet to our NAV:

Reconciliation of Stockholders’ Equity to NAV	August 31, 2020
Stockholders’ equity under U.S. GAAP	$143,757,727
Adjustments:
Unrealized depreciation of real estate	(89,130)
Unrealized depreciation of real estate-related assets	(717,338)
Organization and offering costs	538,490
Acquisition costs	(1,179,154)
Deferred financing costs, net	(790,375)
Accrued distribution fee(1)	822,070
Accumulated depreciation and amortization	9,536,712
Fair value adjustment of debt obligations	(3,241,151)
Deferred rent receivable	(1,608,340)
Deferred maintenance	(150,000)
Non-controlling interests in subsidiaries	(188,265)
NAV	$146,691,246

Note:	(1) Accrued distribution fee only relates to Class TX shares of common stock.

Summary of Methodology

In accordance with our current valuation procedures, our NAV was based in part upon: (i) the most recent appraised value of the GR Property, the FM Property, the CO Property, the Lewisville Property, the DST Properties, the SF Property and the Buchanan Property; (ii) the fair market value of our Debt Investments (as defined below); (iii) the fair market value of our loans payable; (iv) the estimated non-controlling interest held in our consolidated Battery Street SF JV; and (v) the net tangible assets and liabilities of the Company as of August 31, 2020, as outlined in more detail below.

Appraisal of Consolidated Real Estate

Pursuant to our valuation guidelines we engaged Stanger to provide its appraised market value of the Buchanan Property as of August 31, 2020, the FM Property, the CO Property and the Lewisville Property, all as of June 30, 2020, and the GR Property, the DST Properties and the SF Property, all as of March 31, 2020 (collectively the “Appraised Properties”). Pursuant to our engagement agreement with Stanger, the appraisals of the Appraised Properties were prepared utilizing the income approach to value, specifically using a direct capitalization analysis for the GR Property and the DST Properties and both a direct capitalization analysis and discounted cash flow analysis (“DCF”) for the FM Property, the CO Property, the Lewisville Property, the SF Property and the Buchanan Property. In addition, a sales comparison approach was conducted for the SF Property, given the size of the SF Property. The direct capitalization analysis is based upon the estimated net operating income of the Appraised Properties capitalized at an appropriate capitalization rate considering property characteristics and competitive position, the credit profile of the tenant/guarantor under the leases encumbering the Appraised Properties, the terms of the leases encumbering the Appraised Properties, and market conditions as of the date of value. The DCF analysis is based upon multi-year cash flow projections for each applicable property prepared in accordance with the lease which currently encumbers each property. Each property was assumed to be sold after the expiration of the initial lease term and any renewal terms deemed materially favorable to the tenant, or for which exercise was deemed likely based on other factors. The reversion value of the property which can be realized upon sale is calculated based on the current economic rental rate deemed reasonable for the property, escalated at a rate indicative of current expectations in the marketplace for the property. The projected market rate net operating income of the property for the year following the year of sale is then capitalized at an appropriate capitalization rate reflecting the age and anticipated functional and economic obsolescence and competitive position of the property to determine its reversion value. Net proceeds of sale are determined by deducting estimated costs incurred at the time of sale, estimated at 2% of the gross reversion value. Finally, the discounted present value of the cash flow stream from operations (including any estimated releasing costs at the end of the assumed current lease term) and the discounted present value of the net proceeds from sale are summed to arrive at a total estimated value for the property. The capitalization rates applied to the Appraised Properties ranged from 5.00% to 6.50%, with a weighted average of approximately 5.99%. The discount rates applied to the estimated net cash flow from operations of the Appraised Properties for which a DCF analysis was conducted ranged from 5.25% to 7.50%, with a weighted average of approximately 6.78%. The discount rates applied to the estimated residual value of the Appraised Properties for which a DCF analysis was conducted ranged from 6.50% to 7.50%, with a weighted average of approximately 7.21%. The residual capitalization rates applied to the Appraised Properties for which a DCF analysis was conducted ranged from 5.75% to 6.75%, with a weighted average of approximately 6.49%. Where both a direct capitalization analysis and DCF was utilized, the indicated value from each approach was reviewed and a final appraised value was concluded. While a sales comparison approach was not conducted, other than for the SF Property, Stanger reviewed regional property sale data for each Appraised Property in order to assist in the selection of capitalization rates applied in the appraisals and to observe transaction prices per square foot in the Appraised Properties’ regional markets. For the SF Property, the sales comparison approach conducted utilized the price per square foot from recent market sales and adjusted such indicated price per square foot to a price per square foot deemed reasonable for the SF Property, taking into account factors such as property size, location, tenancy/occupancy and condition/quality and the date of sale. The aggregate appraised value of the Appraised Properties was $178,720,000. The appraised values of the Appraised Properties are subject to the general assumptions and limiting conditions set forth in the appraisal reports rendered to the Company by Stanger.

Debt Investments

In accordance with our valuation procedures, the Lancaster PE and the Chicago Jr Mezz (individually a “Debt Investment” and collectively the “Debt Investments”) were included in the determination of NAV at their estimated fair market value as of August 31, 2020, as determined by Stanger, adjusted to reflect the Company’s interest in the Debt Investments. The Debt Investments estimated value was based upon taking, for each Debt Investment, the loan payments over the remaining anticipated term and discounting such payments to present value at a discount rate range equal to the current estimated market interest rate on financing similar to the applicable Debt Investments. To provide their opinion of value of the Debt Investments, Stanger first reviewed the terms of each of the Debt Investments as contained in the loan documents. Stanger then reviewed mezzanine loan market terms at or around August 31, 2020 to ascertain current market interest rate levels for loans similar to the Debt Investments. This review was conducted by (i) recent interviews of participants in the mezzanine / preferred equity market, (ii) reviewing recent mezzanine loan transactions, as available, and (iii) reviewing published surveys available at or around August 31, 2020. Based on Stanger’s reviews above and taking into consideration the Debt Investments’ unique factors, including, but not limited to, loan-to-value (based on the appraised value of the collateral), debt service coverage/debt yield, collateral property type, age and location, financial information pertaining to the lessee of the collateral properties, prepayment terms, and loan origination date, maturity date and extension terms, a market interest rate range was determined for each Debt Investment to utilize in the determination of the fair market value of the Debt Investments. The discount rate applied to the future payments of our Debt Investments was 8.90% for both facilities. The aggregate fair value of the Debt Investments was approximately $23,683,000.

Estimated Market Value of the Non-Controlling Interest in the Battery Street SF JV

In order to determine the net asset value attributable to the non-controlling interest and promote interest in the Battery Street SF JV, Stanger utilized the appraisal of the SF Property, and then, based on the August 31, 2020 Battery Street SF JV balance sheet provided, added tangible assets and deducted tangible liabilities of the Battery Street SF JV, including an adjustment for anticipated near term capital repairs at the SF Property not considered in the property appraisal, and determined any promote due to the Company’s Battery Street SF JV partner. This net asset value was then multiplied by the ownership interest held by parties other than us (25%) to determine the non-controlling interest adjustment related to the Battery Street SF JV utilized in the Company’s August 31, 2020 NAV.

Fair Value of Long Term Debt

Stanger performed a valuation of the property-level debt by reviewing available market data for comparable liabilities and applying a selected discount rate to the stream of future debt payments. The discount rate was selected based on several factors including U.S. Treasury yields as of the valuation date, as well as loan-specific items such as loan-to-value ratio, debt service coverage ratio, collateral property location, age, type, lease term and lessee credit quality, prepayment terms, and maturity and loan origination date. The discount rates applied to the future debt payments of our long-term debt ranged from 3.60% to 4.20%, with a weighted average of approximately 3.97%. Stanger’s valuation of the long-term debt is based in part on the appraised values of the encumbered Appraised Properties, which represent the collateral associated with the long-term debt as well as certain other assumptions and limiting conditions, including: (i) Stanger was provided with loan documents and other factual loan information by the Advisor and has relied upon and assumed that such information is correct in all material respects and no warranty is given by Stanger as to the accuracy of such information; (ii) each collateral property is assumed to be free and clear of liens (other than the mortgage being valued); (iii) information furnished by others, upon which all or portions of Stanger’s value opinion is based, is believed to be reliable but has not been verified, and no warranty is given as to the accuracy of such information; (iv) no material change has occurred in the value of the collateral properties from the date of last appraisal through the loan valuation date and (v) each mortgage is assumed to be salable, transferable or assumable between parties and is further assumed not to be in default. Stanger’s opinion of the long-term debt value was predicated on the above assumptions.

Sensitivity Analysis

Assuming all other factors remain unchanged, the table below presents the estimated increase or decrease to our August 31, 2020 NAV for a change in the going-in capitalization rate and, where a DCF analysis was utilized, discount rates and terminal capitalization rates used in the Appraised Properties’ appraisals, a 5% change in the discount rates used to value our Debt Investments and a 5% change in the discount rates used to value our long-term debt:

Sensitivity Analysis	Range of NAV (Class AX & IX)			Range of NAV (Class TX)
	Low	Concluded	High	Low	Concluded	High
Estimated Per Share NAV	$22.05	$23.76	$25.62	$22.03	$23.74	$25.60
Capitalization Rate - Appraised Properties	6.30%	5.99%	5.70%	6.30%	5.99%	5.70%
Cash Flow Discount Rate - Appraised Properties	7.12%	6.78%	6.44%	7.12%	6.78%	6.44%
Residual Discount Rate - Appraised Properties	7.57%	7.21%	6.85%	7.57%	7.21%	6.85%
Terminal Capitalization Rate - Appraised Properties	6.82%	6.49%	6.17%	6.82%	6.49%	6.17%
Discount Rate - Debt Investments	9.35%	8.90%	8.46%	9.35%	8.90%	8.46%
Discount Rate - Long-Term Debt Consolidated	3.77%	3.97%	4.16%	3.77%	3.97%	4.16%